Rule 424(b)(3)

Registration No. 333-133208

CONOLOG CORPORATION

Supplement No. 1 dated October 13, 2006 to Prospectus dated May 5, 2006

As a result of a one-for-six reverse split of the Company’s common stock which was effected on August 4, 2006 (the “Reverse Split”), the number of shares covered by this prospectus decreased to 491,667 shares of which 166,667 shares of our common stock are issuable upon conversion of the notes, 125,000 shares of our common stock may be issued in payment of interest due on the notes, and 200,000 shares of common stock may be issued upon the exercise of the warrants issued to the selling shareholders. As a result of the Reverse Split, the conversion price of the notes became $7.50 and the exercise price of the warrants became $5.7474. Pursuant to an agreement dated as of September 28, 2006, between the Company and the selling shareholders who were parties to the January 19, 2006 Subscription Agreement, the Company reduced the warrant exercise price of warrants held by them to $1.25 so long as such warrants were exercised by October 31, 2006, after which time the warrant exercise price would revert to $5.7474, subject to adjustment as provided in the warrants. Pursuant to an agreement between the Company and First Montauk Securities Corp. (the placement agent in the private placement with the selling shareholders who were parties to the January 19, 2006 Subscription Agreement) the Company reduced the exercise price of warrants issued to First Montauk Securities Corp. and/or its transferees to $1.25.